Freedom Financial Holdings, Inc.
6615 Brotherhood Way, Suite A
Fort Wayne, IN 46825

September 11, 2007

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549
Attention: Filing Desk

Re:	Freedom Financial Holdings Withdrawal of Registration Statement on Form 8-A (File No. 001-33683; Accession Number 0001144204-07-048547).

Ladies and Gentlemen:

On September 10, 2007, Freedom Financial Holdings, Inc., a Maryland corporation (the “Company”), filed a Registration Statement on Form 8-A (Accession Number 0001144204-07-048547) for the purpose of registering the Common Stock under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Form 8-A Registration Statement”). The Company hereby requests that the Commission consent to the withdrawal of the Form 8-A Registration Statement, with such application to be approved effective as of the date hereof or at the earliest practicable date hereafter.

 If you have any questions regarding the foregoing application for withdrawal, please contact Richard Weintraub of Weintraub Law Group, PC, legal counsel to the Company via telephone at (858) 566-7010. Please provide a copy of the order consenting to the withdrawal of the Form 8-A Registration Statement to Mr. Weintraub via facsimile at (858)566-7015. Thank you for your assistance.

Sincerely,
FREEDOM FINANCIAL HOLDINGS, INC.
By:	/s/ Brian Kistler
Brian Kistler,
Principal Executive Officer